

Mail Stop 4631

January 19, 2010

Via U.S. Mail

Mario Ferrucci III
Vice President, General Counsel and Secretary
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **Re: PGT, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2009**
> **File No. 333-164028**

Dear Mr. Ferrucci:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have omitted substantial information throughout the filing, including, but not limited to, the subscription price, amount of common stock registered and the record date. Please ensure that this information and all other material information are included in a pre-effective amendment.

Prospectus Cover Page

2.   Please limit the prospectus cover page to one page. See Item 501(b) of
        Regulation S-K.

3.   We note your disclosure in the second paragraph and throughout the filing that
        JLL Partners Fund IV, L.P. has indicated to you that it intends to exercise in full
        its subscription rights. We also note that JLL Partners Fund IV, L.P. appears to
        be an affiliate. Please tell us when you discussed the offering with JLL Partners
        Fund IV, L.P. and explain the nature of these discussions, including whether you
        have an agreement with JLL Partners Fund IV, L.P. in regard to its participation
        in the rights offering. In responding to this comment, please also address whether
        your pre-filing discussions with JLL Partners Fund IV, L.P. constituted an offer
        and whether JLL Partners Fund IV, L.P. should be identified as an underwriter.

Summary, page 6

4.   We note the disclosure in footnote 1 that the non-GAAP financial measures were
        explained in a Form 8-K filed on November 4, 2009. However, this Form 8-K is
        not incorporated by reference into the Form S-1. Please revise accordingly. See
        Item 10(e) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements, page 18

5.   We note the statement in the second paragraph that "All subsequent written and
        oral forward-looking statements attributable to us or persons acting on our behalf
        are expressly qualified in their entirety by the cautionary statements included in
        this document." Please advise us as to the basis for this statement in light of the
        safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of
        Section 27A of the Securities Act and Section 21E of the Exchange Act.

Undertakings, page II-2

6.   Please delete the undertakings in paragraphs four and five, as they do not appear
        to be applicable to this offering. Please revise to include the undertaking required
        under Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index

7.   We note that you plan to file the legality opinion by amendment. Please be
        advised that you should allow sufficient time for our review of the legality
        opinion before requesting acceleration of your registration statement.

Form 8-K filed December 23, 2009

8.   The Amendment No.3 and Waiver to Second Amended and Restated Credit
        Agreement, filed as Exhibit 10.1 to the Form 8-K, does not include Schedule I.
        Please file a complete copy of the amendment, including all schedules thereto,
        with your next Exchange Act report.

                                    *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Robert B. Pincus, Esq. (*via facsimile* (302) 434-3090)
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, 7th Floor
Wilmington, Delaware 19801